Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

•

A total of 3,957 hotels with 290,026 hotel rooms were in operation as of December 31, 2019, compared to 3,102 hotels and 245,705 hotel rooms as of September 30, 2019, and compared to 2,757 hotels and 221,529 hotel rooms as of December 31, 2018.

•

Total revenues increased 20.4% to RMB289.4 million (US$41.6 million) [1] for the fourth quarter of 2019. Total revenues increased 20.6% to RMB1,091.8 million (US$156.8 million)[1] for the full year 2019.

•

Adjusted EBITDA (non-GAAP) increased 11.4% to RMB162.3million (US$23.3 million) [1] for the fourth quarter of 2019. Adjusted EBITDA (non-GAAP) increased 12.1% to RMB594.1 million (US$85.3 million) [1] for the full year 2019.

•	Net income increased 48.9% to RMB74.5 million (US$10.7 million) [1] for the fourth quarter of 2019. Net income increased 17.9% to RMB437.8 million (US$62.9 million) [1] for the full year 2019.
•

Core net income (non-GAAP) increased 15.8% to RMB129.9 million (US$18.7 million) [1] for the fourth quarter of 2019. Core net income (non-GAAP) increased 16.7% to RMB482.7 million (US$69.3 million) [1] for the full year 2019.

•	Net income per ADS (basic and diluted) totaled RMB0.75 (US$0.11)[1] for the fourth quarter of 2019. Net income per ADS (basic and diluted) totaled RMB4.34 (US$0.62)[1] for the full year 2019.
•

Core net income per ADS (basic and diluted) (non-GAAP) of the Company totaled RMB1.27 (US$0.18)[1] for the fourth quarter of 2019. Core net income per ADS (basic and diluted) (non-GAAP) totaled RMB4.73 (US$0.68)[1] for the full year 2019.

•	The Company expects total revenue for the full year 2020 to decline 10%-15% from 2019, with consideration of COVID-19.

SHANGHAI, April 14, 2020 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2019.

Fourth Quarter of 2019 Operational Highlights

•

As of December 31, 2019, the Company had 34 leased-and-operated ("L&O") hotels and 3,923 franchised-and-managed ("F&M") hotels in operation in 339 cities across China, compared to 29 L&O hotels and 2,728 F&M hotels in operation in 290 cities as of December 31, 2018. The geographic coverage increased by 16.9% year over year.

•

During the fourth quarter of 2019, the Company opened 190 hotels, a decrease of 34 comparing to 224 hotels in the fourth quarter of 2018. Among the hotels opened, 29 were in the mid-to-up-scale segment, 81 in the mid-scale segment, and 80 in the economy segment. Geographically speaking, 14 hotels were in Tier 1 cities[2], 37 were in Tier 2 cities and the remaining 139 were in Tier 3 and other cities in China. During this quarter, the Company closed 41 hotels, 9 due to brand upgrade, and 20 due to their non-compliance with the Company's brand and operating standards. The remaining 12 were closed for property related issues. The Company added a net opening of 149 hotels to its portfolio.

1

The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.9618 on December 31, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20200106

2

Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council

Exhibit 99.1

•

As of December 31, 2019, the Company had a pipeline with a total of 949 hotels contracted for or under development, among which 54 hotels were in the luxury hotel segment, 181 in the mid-to-up-scale segment, 364 in the mid-scale segment, and 350 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB170 in the fourth quarter of 2019, an increase of 3.6% year-over-year.
•	The occupancy rate, or OCC for all hotels in operation was 78.2% in the fourth quarter of 2019, compared with 80.4% in the fourth quarter of 2018.
•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB133 in the fourth quarter of 2019, representing a 0.9% year-over-year increase.

•

As of December 31, 2019, the Company's loyalty program had more than 44 million individual members and over 1,510,000 corporate members, compared to approximately 39 million and over 1,450,000 corporate members as of September 30, 2019. The Company had approximately 93.0% of room nights sold directly.

2019 Full Year Operational Highlights

•

For the full year 2019, the Company opened 607 hotels, an increase of 9.6% comparing to 554 newly opened hotels in the full year 2018. Among the hotels opened, 4 were in the luxury hotel segment, 84 in the mid-to-up-scale segment, 287 in the mid-scale segment, and 232 in the economy segment. Geographically speaking, 43 hotels were in Tier 1 cities, 129 were in Tier 2 cities and the remaining 435 were in Tier 3 and other cities in China. During this year, the Company closed 140 hotels, 34 due to brand upgrade, and 75 due to their non-compliance with the Company's brand and operating standards. The remaining 31 were closed for property related issues. The Company added a net opening of 467 hotels to its portfolio.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB170 in the full year 2019, an increase of 3.6% year-over-year.
•	The occupancy rate, or OCC for all hotels in operation was 80.9% in the full year 2019, compared with 82.1% in the full year 2018.
•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB137 in the full year 2019, representing a 2.0% year-over-year increase.
•	The Company had approximately 93.5% of room nights sold directly in the full year 2019
•

The Company has completed the consolidation of Argyle Hotel Management Group (Australia) Pty Ltd (“Argyle”) in the second quarter of 2019 and of Urban Hotel Group (“Urban”) in the fourth quarter of 2019.

•	With the introduction of branded restaurant to hotels, the Company’s Food and Beverage services can bring additional revenue and attract more guests to hotels.
•	The Company have been working with several major banks in joint marketing activities to cross promote each other’s loyalty membership programs.

“Last year we completed a number of strategic investments which resulted in a number of joint venture investments for our Company” said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree.  “In Q4, we completed the merger of Urban Hotels in December, and restructured our development team.  By year end, our pipeline growth had increased by 120% over 2018.   During the first quarter of 2020, we have taken further initiatives to improve our technology for our users, to improve the health and safety of our hotels for our guests and employees, to refine our sales and marketing focus, and to provide flexible franchise terms and support.  With these combined efforts, our hotels should be able to continue to outperform in 2020.

Exhibit 99.1

No words can express our gratitude and appreciation for the sacrifices and hard work made by our employees and our franchisees during the COVID-19 crisis.  We owe our deepest thanks to our employees, guests, medical professionals, police, firefighters, and community leaders for their heroic support during the crisis.  Thanks to all of them, our operations are recovering rapidly.

Our mission has always been to support our franchisees and employees, and to create value for our shareholders.  With almost 4,000 hotels in operation and almost 1,000 under construction, our foundation is stronger, our pipeline is bigger, our teams are more focused, and we are better positioned to grow, in spite of the current crisis. We are confident that we will deliver another year of outstanding services to our guests and strong performance to our franchisees and shareholders.

Fourth Quarter of 2019 Financial Results

	Quarter Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	56,721,973	68,553,356	9,847,074
Franchised-and-managed hotels	183,656,189	220,879,070	31,727,293
Total revenues	240,378,162	289,432,426	41,574,367

	Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	212,671,930	253,420,676	36,401,602
Franchised-and-managed hotels	692,942,739	838,372,459	120,424,669
Total revenues	905,614,669	1,091,793,135	156,826,271

Total revenues for the fourth quarter of 2019 were RMB289.4 million (US$41.6 million)[1], representing a 20.4% year-over-year increase. The increase was primarily due to four factors: the opening of 190 new F&M hotels, improved RevPAR, growth in our loyalty membership program, and the consolidation of Urban and Argyle into our financial statements. Growth was partially offset by the renovation of 6 L&O hotels. Total revenues for the full year 2019 were RMB1,091.8 million (US$156.8 million)[1], representing a 20.6% increase.

•

Total revenues from leased-and-operated hotels for the fourth quarter of 2019 were RMB68.6 million (US$9.8 million)[1], representing a 20.9% year-over-year increase. The increase was primarily attributable to the 5 L&O hotels net addition to our network from consolidation of Urban, moderate sublease revenue growth, and was partially offset by the renovation of 6 L&O hotels during the quarter. Total revenues from L&O hotels for the full year 2019 were RMB253.4 million (US$36.4 million)[1], representing a 19.2% increase.

•

Total revenues from franchised-and-managed hotels for the fourth quarter of 2019 were RMB220.9 million (US$31.7 million)[1], representing a 20.3% year-over-year increase. Initial franchise fees increased by 2.9% year-over-year in the fourth quarter of 2019. The 21.6% increase from the fourth quarter of 2018 in recurring franchisee management fees and others was primarily due to the new openings, RevPAR growth of 0.9% as well as growth in central reservation system ("CRS") usage fees, annual IT and hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation. Total revenues from F&M hotels for the full year 2019 were RMB838.4 million (US$120.4 million)[1], representing a 21.0% increase.

Exhibit 99.1

	Quarter Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Initial franchise fee	13,276,035	13,655,873	1,961,543
Recurring franchise management fee and others	170,380,154	207,223,197	29,765,750
Revenues from franchised-and-managed hotels	183,656,189	220,879,070	31,727,293

	Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Initial franchise fee	42,806,330	54,930,266	7,890,239
Recurring franchise management fee and others	650,136,409	783,442,193	112,534,430
Revenues from franchised-and-managed hotels	692,942,739	838,372,459	120,424,669

Total operating costs and expenses

	Quarter Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	71,959,069	92,609,618	13,302,539
Selling and marketing expenses	13,873,291	23,155,218	3,326,039
General and administrative expenses	25,479,401	79,597,392	11,433,450
Other operating expenses	5,667,699	3,124,942	448,870
Total operating costs and expenses	116,979,460	198,487,170	28,510,898

	Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	274,419,263	338,826,479	48,669,378
Selling and marketing expenses	47,397,767	84,970,401	12,205,234
General and administrative expenses	95,261,152	184,989,324	26,572,054
Other operating expenses	5,946,226	3,286,652	472,098
Total operating costs and expenses	423,024,408	612,072,856	87,918,764

Hotel operating costs for the fourth quarter of 2019 were RMB92.6 million (US$13.3 million)[1], representing a 28.7% increase from the fourth quarter of 2018. The increase was mainly attributable to the increased number and increased salary of general managers, other staff costs associated with the expansion of our net work, higher depreciation and amortization, one-time renovation costs related to the renovation of 6 L&O, as well as the operation costs of Argyle and

Exhibit 99.1

Urban. Excluding the impact from newly consolidated entities, hotel operating costs of this quarter increased 13.2%. For the full year 2019, hotel operating costs were RMB338.8 million (US$48.7 million)[1], representing a 23.5% increase.

	Quarter Ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	US$
Rental	20,804,644	22,270,218	3,198,917
Utilities	3,672,738	3,842,009	551,870
Personnel cost	8,323,820	10,069,427	1,446,383
Depreciation and amortization	7,025,697	15,401,030	2,212,220
Consumable, food and beverage	5,196,402	6,136,477	881,450
Costs of general managers of franchised-and-operated hotels	20,032,682	23,458,837	3,369,651
Other costs of franchised-and-operated hotels	6,532,685	7,799,192	1,120,284
Others	370,401	3,632,428	521,763.64
Hotel Operating Costs	71,959,069	92,609,618	13,302,539

	Year Ended
	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	US$
Rental	76,055,484	79,597,408	11,433,452
Utilities	19,264,487	19,119,300	2,746,316
Personnel cost	33,715,007	38,277,298	5,498,190
Depreciation and amortization	21,313,405	34,727,153	4,988,243
Consumable, food and beverage	19,275,688	27,666,436	3,974,035
Costs of general managers of franchised-and-operated hotels	70,480,306	96,565,044	13,870,701
Other costs of franchised-and-operated hotels	24,004,513	29,192,923	4,193,301
Others	10,310,373	13,680,917	1,965,142
Hotel Operating Costs	274,419,263	338,826,479	48,669,378

Selling and marketing expenses for the fourth quarter of 2019 were RMB23.2 million (US$3.3 million)[1], representing a 66.9% year-over-year increase. The increase was mainly made up of incentive bonuses, and marketing and other costs associated with brands promotion and with Argyle and Urban. Excluding Argyle’s and Urban’s expenses and extraordinary costs, selling and marketing expenses in this quarter increased 12.2%.  For the full year 2019, selling and marketing expenses were RMB85.0 million (US$12.2 million) [1], representing a 79.3% increase.

Exhibit 99.1

General and administrative expenses for the fourth quarter of 2019 were RMB79.6 million (US$11.4 million)[1], representing a 212.4% year-over-year increase. The increase was primarily attributable to increased IT Research and development cost, legal, DD, M&A and other consulting fee, as well as the G&A expense of Argyle and Urban. Additionally, bad debt provision of investment in Yuzhenglong was accrued in the fourth quarter, considering that Yuzhenglong focuses on providing fast-food to travelers in the railway-stations and its business was seriously impacted by the traffic restriction in the COVID-19. Also due to the outbreak of COVID-19, a bad debt provision of rental income from sublease was accrued. Excluding the bad debt provision, G&A from Argyle and Urban, and one-time fees, G&A expenses in this quarter increased by 21.1%. General and administrative expenses for the full year 2019 were RMB185.0 million (US$26.6 million)[1], representing a 94.2% year-over-year increase.

Gross profit for the fourth quarter of 2019 was RMB196.8 million (US$28.3 million)[1], representing an increase of 16.9% from the fourth quarter of 2018. Gross margin in this quarter was 68.0%, compared to 70.1% a year ago. Gross profit for the full year 2019 was RMB753.0 million (US$108.2 million)[1], representing a 19.3% year-over-year increase.

Income from operations for the fourth quarter of 2019 totaled RMB98.8 million (US$14.2 million)[1], representing a year-over-year decrease of 16.3%.The decrease was mainly due to increased costs and expenses of newly consolidated entities, bad debt provision accrued in the fourth quarter, as well as extraordinary fees. The operating margin, defined as income from operations as percentage of total revenues, for the fourth quarter of 2019 was 34.1%, compared to 49.1% a year ago. Income from operations for the full year 2019 totaled RMB504.6 million (US$72.5 million)[1], representing a year-over-year decrease of 0.1%.

Adjusted EBITDA (non-GAAP) for the fourth quarter of 2019 was RMB162.3million (US$23.3 million)[1], representing a year-over-year increase of 11.4%. The adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 56.1% in the fourth quarter of 2019, compared to 60.6% in the fourth quarter of 2018. Adjusted EBITDA (non-GAAP) for the full year 2019 was RMB594.1 million (US$85.3 million)[1], representing a year-over-year increase of 12.1%.

Net income for the fourth quarter of 2019 was RMB74.5 million (US$10.7 million)[1], representing a year-over-year increase of 48.9%. Net margin in the fourth quarter was 25.8%, compared to 20.8% a year ago. The year-over-year increase was primarily due to revenue increase and gains from investments in equity securities, and partially offset by interest in total costs and expenses. Net income for the full year 2019 was RMB437.8 million (US$62.9 million)[1], representing a year-over-year increase of 17.9%.

Core net income (non-GAAP) for the fourth quarter of 2019 was RMB129.9 million (US$18.7 million)[1], representing a year-over-year increase of 15.8%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 44.9% in the fourth quarter of 2019, compared to 46.7% one year ago. Core net income (non-GAAP) for the full year 2019 was RMB482.7 million (US$69.3 million)[1], representing a year-over-year increase of 16.7%.

Earnings per ADS (basic and diluted) for the fourth quarter of 2019 was RMB0.75 (US$0.11)[1]. , up from RMB0.49 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.27 (US$0.18)[1] for the fourth quarter of 2019, improved from RMB1.10 in the fourth quarter of 2018. Earnings per ADS (basic and diluted) for the full year 2019 was RMB4.34 (US$0.62)[1] up from 3.75 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB4.73 (US$0.68)[1] for the full year 2019, increased from RMB4.17 of 2018.

Cash flow. Operating cash inflow for the fourth quarter of 2019 was RMB118.5 million (US$17.0 million)[1], primarily due to improved operating performance across our hotel portfolio. Operating cash inflow for the full year 2019 was RMB513.9 million (US$73.8 million)[1]. Investing cash outflow for the fourth quarter of 2019 was RMB203.5 million (US$29.2 million)[1], which was primarily

Exhibit 99.1

attributable to short-term investments, investment of property, loans to franchisees and partially offset by proceeds from disposal of investments in equity securities. Investing cash outflow for the full year 2019 was RMB1,220.0 million (US$175.2 million)[1]. Financing cash outflow for the fourth quarter of 2019 was RMB17.0 million (US$2.4 million)[1] , financing cash outflow for the full year 2019 was RMB212.2 million (US$30.5 million)[1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities [2] and time deposit [3]. As of December 31, 2019, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposit of RMB1,809.3 million (US$259.9 million)[1], as compared to RMB2,060.5 million as of September 30, 2019, primarily due to cash outflow of distribution to shareholders, loans to franchisees and cash outflow for acquisitions.

COVID-19 Updates

Thanks to the Chinese Government’s efforts to contain the spread of COVID-19, the outbreak is coming under control in China.  But the measures that had to be taken, including the lock-down of cities, business closures, and restrictions on travel, disrupted the operations of the Company’s hotels.  Some were forced to close, and a number of hotels were required to house medical staff, volunteers, and quarantined travelers.

During this crisis, GreenTree’s priority has been to keep every guest and staff safe and healthy.  The Company took a number of substantial operational and financial measures including  rigorous health, safety and hygiene protocols and practices, franchise fee waivers and financial support for its franchisees, self-quarantine rooms for employees and guests, and free COVID-19 health insurance for its members.  The Company has actively participated in providing support for medical workers and police officers.

Thanks to the various policies and financial assistance from central and local governments and the above mentioned support measures from GreenTree, most franchisees were ready to resume business operations when shelter-in-place was lifted.  As a result, as of March 31, 2020 93.01% of the Company’s hotels were back in operation, and achieved an overall occupancy of 51.6%, up substantially from the low of 21.5% on January 31, 2020.

Guidance

Due to the impact of COVID-19, the Company expects a decline in total revenues in the first quarter of 2020 of 30%-35% year-over-year (37-39% excluding the impact of newly consolidated companies), and a decline in total revenues of 10%-15% for the full year 2020, compared to 2019.

The guidance set forth above reflects the Company's current and preliminary views based on our recovery speed and may not be indicative of the final financial results for future interim periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on April 14, 2020 (8:00 PM Beijing/Hong Kong Time on April 14, 2020).

[1]	Investments in equity securities include securities and investment in Gingko and New Century which is recorded in Long-term investments account.
[2]	Time deposits are the time deposit certificates last over three months.

Exhibit 99.1

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until April 21, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10138725

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Exhibit 99.1

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of December 31, 2019, GreenTree had a total number of 3,957 hotels. In 2018, GreenTree ranked among the Top 12 worldwide in terms of number of hotels in “World's Largest Hotel Companies: HOTELS' 325”, published by HOTELS magazine, and was as well the fourth largest hospitality company in China in 2018 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value. For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Exhibit 99.1

---Financial Tables and Operational Data Follow---

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,264,025,785	319,847,701	45,943,248
Short-term investment	685,512,063	437,279,026	62,811,202
Investments in equity securities	307,693,782	207,007,926	29,734,828
Accounts receivable, net of allowance for doubtful accounts	64,864,184	99,701,226	14,321,185
Amounts due from related parties	228,600	31,739,731	4,559,127
Prepaid rent	4,478,413	18,794,665	2,699,685
Inventories	2,547,729	2,537,717	364,520
Other current assets	53,969,039	66,004,017	9,480,884
Loans receivable, net	67,196,568	82,312,201	11,823,407
Total current assets	2,450,516,163	1,265,224,210	181,738,086

Non-current assets:
Restricted cash	3,300,000	22,312,522	3,204,993
Long-term time deposits	60,000,000	560,000,000	80,438,967
Loan receivable, net	39,352,863	121,563,742	17,461,539
Property and equipment, net	222,389,573	614,936,505	88,330,102
Intangible assets, net	27,213,391	496,280,316	71,286,207
Goodwill	5,787,068	100,078,236	14,375,339
Long-term investments	112,219,460	398,637,701	57,260,723
Other assets	25,701,523	76,957,992	11,054,324
Deferred tax assets	133,300,966	160,488,193	23,052,687
TOTAL ASSETS	3,079,781,007	3,816,479,417	548,202,967

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	60,000,000	60,000,000	8,618,461
Accounts payable	9,182,058	15,296,042	2,197,139
Advance from customers	36,370,325	40,105,627	5,760,813
Amounts due to related parties	285,578	3,518,031	505,334
Salary and welfare payable	42,767,219	42,650,527	6,126,365

Exhibit 99.1

Deferred rent	4,421,427	5,179,664	744,012
Deferred revenue	210,585,604	231,925,272	33,313,981
Accrued expenses and other current liabilities	241,407,979	366,104,072	52,587,560
Income tax payable	104,988,638	93,909,177	13,489,208
Total current liabilities	710,008,828	858,688,412	123,342,873

Deferred rent	20,519,682	17,821,686	2,559,925
Deferred revenue	380,173,585	410,807,248	59,008,769
Other long-term liabilities	96,573,810	118,112,511	16,965,801
Deferred tax liabilities	43,538,624	195,303,547	28,053,599
Unrecognized tax benefits	169,619,409	261,641,717	37,582,481
TOTAL LIABILITIES	1,420,433,938	1,862,375,121	267,513,448

Shareholders’ equity:
Class A ordinary shares	217,421,867	219,526,699	31,533,037
Class B ordinary shares	115,534,210	115,534,210	16,595,451
Additional paid-in capital	1,003,026,803	1,088,452,506	156,346,420
Retained earnings	252,617,450	308,698,533	44,341,770
Accumulated other comprehensive income	62,367,692	65,300,854	9,379,881
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,650,968,022	1,797,512,802	258,196,559

Non-controlling interests	8,379,047	156,591,494	22,492,960
Total shareholders’ equity	1,659,347,069	1,954,104,296	280,689,519

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,079,781,007	3,816,479,417	548,202,967

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	56,721,973	68,553,356	9,847,074	212,671,930	253,420,676	36,401,602
Franchised-and-managed hotels	183,656,189	220,879,070	31,727,293	692,942,739	838,372,459	120,424,669
Total revenues	240,378,162	289,432,426	41,574,367	905,614,669	1,091,793,135	156,826,271

Operating costs and expenses
Hotel operating costs	(71,959,069)	(92,609,618)	(13,302,539)	(274,419,263)	(338,826,479)	(48,669,378)
Selling and marketing expenses	(13,873,291)	(23,155,218)	(3,326,039)	(47,397,767)	(84,970,401)	(12,205,234)
General and administrative expenses	(25,479,401)	(79,597,392)	(11,433,450)	(95,261,152)	(184,989,324)	(26,572,054)
Other operating expenses	(5,667,699)	(3,124,942)	(448,870)	(5,946,226)	(3,286,652)	(472,098)
Total operating costs and expenses	(116,979,460)	(198,487,170)	(28,510,898)	(423,024,408)	(612,072,856)	(87,918,764)

Other operating (expenses) income	(5,362,471)	7,836,584	1,125,655	22,570,806	24,832,269	3,566,932
Income from operations	118,036,231	98,781,840	14,189,124	505,161,067	504,552,548	72,474,439

Interest income and other, net	18,544,966	13,804,787	1,982,934	49,659,928	66,088,425	9,493,008
Interest expense	(541,876)	(384,502)	(55,230)	(541,876)	(2,505,904)	(359,951)
(Losses) gains from investment in equity securities	(29,829,668)	1,213,137	174,256	(57,774,952)	55,253,744	7,936,704
Other (expenses)/ income	(987,674)	-	-	35,735,374	2,690,742	386,501
Income before income taxes	105,221,979	113,415,262	16,291,084	532,239,541	626,079,555	89,930,701

Income tax expense	(47,805,199)	(39,356,563)	(5,653,217)	(152,718,668)	(189,567,817)	(27,229,713)
Income before share of loss in equity method investments	57,416,780	74,058,699	10,637,867	379,520,873	436,511,738	62,700,988

Share of (losses)/ gains in equity investees, net of tax	(7,352,226)	483,062	69,388	(8,300,584)	1,262,431	181,337
Net income	50,064,554	74,541,761	10,707,255	371,220,289	437,774,169	62,882,325

Net loss attributable to non-controlling interests	106,099	1,672,204	240,197	490,930	4,944,094	710,175
Net income attributable to ordinary shareholders	50,170,653	76,213,965	10,947,452	371,711,219	442,718,263	63,592,500

Exhibit 99.1

Net earnings per share
Class A ordinary share-basic and diluted	0.49	0.75	0.11	3.75	4.34	0.62
Class B ordinary share-basic and diluted	0.49	0.75	0.11	3.75	4.34	0.62

Net earnings per ADS
Class A ordinary share-basic and diluted	0.49	0.75	0.11	3.75	4.34	0.62
Class B ordinary share-basic and diluted	0.49	0.75	0.11	3.75	4.34	0.62

Weighted average shares outstanding
Class A ordinary share-basic and diluted	66,789,300	67,416,046	67,416,046	62,860,578	67,241,760	67,241,760
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	36,288,343	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	68,095,749	(12,891,247)	(1,851,712)	66,453,841	2,933,162	421,322
Comprehensive income, net of tax	118,160,303	61,650,514	8,855,542	437,674,130	440,707,331	63,303,647

Comprehensive (gain) loss attributable to non-controlling interests	106,099	1,672,204	240,197	490,930	4,944,094	710,175
Comprehensive income attributable to ordinary shareholders	118,266,402	63,322,718	9,095,739	438,165,060	445,651,425	64,013,822

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	50,064,554	74,541,761	10,707,254	371,220,289	437,774,169	62,882,325

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,144,953	13,476,011	1,935,708	25,549,965	40,366,299	5,798,256
Share of (gain)/loss in equity method investments	7,352,226	329,356	47,309	8,300,584	(140,564)	(20,191)
Gains from disposal of a long-term investment	-	(788,341)	(113,238)	(36,723,048)	(1,097,790)	(157,688)
Interest income	(518,655)	(20,997,598)	(3,016,116)	(20,447,590)	(35,659,822)	(5,122,213)
Bad debt expense	656,201	32,759,437	4,705,599	1,978,374	38,423,347	5,519,168
(Gains) loss from investments in equity securities	29,829,668	(1,213,137)	(174,256)	57,774,952	(55,253,744)	(7,936,704)
(Gains) loss on disposal of property and equipment	(267,849)	860,000	123,531	(267,849)	860,000	123,531
Foreign exchange losses (gains)	4,605,147	(1,494,388)	(214,655)	430,430	(1,408,437)	(202,309)
Share-based compensation	8,540,392	7,857,619	1,128,676	16,108,950	26,490,395	3,805,107
Income tax expenses related to dividend distribution or retained profits	23,345,894	7,905,075	1,135,493	23,345,894	19,845,708	2,850,658
(Gains) from the acquisition of long-term investment	-	-	-	(1,344,212)	-	-
Impairment of fixed assets	5,008,677	-	-	5,008,677	-	-

Changes in operating assets and liabilities:
Accounts receivable	61,532	(21,803,246)	(3,131,840)	(12,368,310)	(52,263,625)	(7,507,200)
Prepaid rent	(336,797)	(12,957,495)	(1,861,228)	(185,941)	(14,316,252)	(2,056,401)
Inventories	(605,810)	(761,786)	(109,424)	621,293	351,518	50,492
Amounts due from related parties	23,399	(1,232,146)	(176,987)	1,694,216	(3,228,596)	(463,759)
Other current assets	13,126,250	6,019,451	864,640	(13,933,400)	10,990,176	1,578,641
Other assets	(1,964,823)	(14,762,172)	(2,120,453)	(1,964,823)	(22,637,263)	(3,251,639)
Accounts payable	913,846	1,511,893	217,170	1,183,032	4,814,800	691,603
Amounts due to related parties	(816,797)	2,476,922	355,788	(187,440)	3,232,453	464,313
Salary and welfare payable	2,827,062	3,473,761	498,975	(2,203,639)	(2,047,293)	(294,075)
Deferred revenue	288,968	8,470,702	1,216,740	78,439,349	18,973,331	2,725,348
Advance from customers	67,464	2,886,080	414,559	2,707,962	3,735,302	536,543

Exhibit 99.1

Accrued expenses and other current liabilities	(4,130,578)	(4,113,920)	(590,928)	(7,472,169)	27,198,083	3,906,760
Income tax payable	9,223,838	3,404,824	489,072	4,328,055	(12,476,008)	(1,792,066)
Unrecognized tax benefits	11,905,554	55,445,186	7,964,203	56,319,776	92,022,308	13,218,177
Deferred rent	(5,860,659)	592,980	85,176	(1,025,731)	(1,939,759)	(278,629)
Other long-term liabilities	4,777,553	9,489,162	1,363,033	22,636,533	21,538,701	3,093,841
Deferred taxes	(13,617,640)	(32,907,584)	(4,726,879)	(24,574,536)	(30,207,540)	(4,339,042)
Net cash provided by operating activities	152,643,570	118,468,407	17,016,922	554,949,643	513,939,897	73,822,847

Investing activities:
Purchases of property and equipment	(23,915,352)	(50,493,636)	(7,252,957)	(138,471,216)	(97,712,464)	(14,035,517)
Purchases of intangible assets	(246,468)	(2,240,298)	(321,799)	(3,491,958)	(2,240,298)	(321,799)
Proceeds from disposal of property and equipment	126,301	(1,561,844)	(224,345)	126,301	(261,844)	(37,612)
Acquisitions, net of cash received	-	(76,037,135)	(10,922,051)	(13,302,894)	(325,016,059)	(46,685,636)
Proceeds from disposal of a long-term investment	-	-	-	89,182,803	-	-
Advances for acquisitions of equity investees	(12,121,700)	20,242,049	2,907,588	(18,121,700)	(38,869,400)	(5,583,240)
Purchases of short-term investments	(25,100,964)	(205,357,454)	(29,497,753)	(772,540,145)	(823,183,360)	(118,242,891)
Proceeds from short-term investments	241,270,939	345,997,436	49,699,422	889,325,672	1,107,076,219	159,021,549
Increase in long-term investments	-	-	-	(60,000,000)	-	-
Purchases of equity securities	(83,421,433)	-	-	(88,258,150)	(80,772,222)	(11,602,204)
Purchases of long term investments	-	-	-	-	(247,456,740)	(35,544,937)
Proceeds from disposal of equity securities	5,656,574	431,653	62,004	30,544,376	222,015,253	31,890,496
Proceeds from disposal of an euqity method investee	-	1,671,092	240,037	-	1,671,092	240,037
Increase of long-term time deposits	(60,000,000)	-	-	-	(500,000,000)	(71,820,506)
Repayment from a related party	-	121,472,780	17,448,473	-	458,752,530	65,895,678
Loan to related parties	-	(288,771,163)	(41,479,382)	(4,300,000)	(634,638,425)	(91,160,105)
Loan to third parties	-	(65,615,000)	(9,425,004)	(166,819,164)	(332,625,219)	(47,778,623)
Repayment of loan from third parties	118,380,000	18,047,360	2,592,341	118,380,000	133,251,817	19,140,426
Loan to franchisees	(8,100,000)	(24,500,000)	(3,519,205)	(54,060,267)	(69,961,151)	(10,049,291)
Repayment from a franchisee	930,000	3,237,956	465,103	10,050,000	10,013,876	1,438,403
Net cash (used in) provided by investing activities	153,457,897	(203,476,204)	(29,227,528)	(181,756,342)	(1,219,956,395)	(175,235,772)

Financing activities:
Distribution to the shareholders	-	(18,925,422)	(2,718,467)	(200,532,021)	(226,951,236)	(32,599,505)
Income tax paid related to the above distribution	-	-	-	(3,000,000)	-	-
Proceeds from short-term borrowings	60,000,000	-	-	60,000,000	-	-
Proceeds from NCI	-	1,959,481	281,462	-	14,719,481	2,114,321
Proceeds from IPO, net of capitalized expenses	-	-	-	837,505,007	-	-

Exhibit 99.1

Payment for initial public offering costs	(1,437,170)	-	-	(30,827,578)	-	-
Net cash provided by (used in) financing activities	58,562,830	(16,965,941)	(2,437,005)	663,145,408	(212,231,755)	(30,485,184)

Effect of exchange rate changes on cash and cash equivalents and restricted cash*	60,504,482	(6,852,606)	(984,315)	66,023,411	(6,917,309)	(993,609)
Net increase (decrease) in cash and cash equivalents and restricted cash*	425,168,779	(108,826,344)	(15,631,926)	1,102,362,120	(925,165,562)	(132,891,718)
Cash and cash equivalents and restricted cash* at the beginning of the period	842,157,006	450,986,567	64,780,167	164,963,665	1,267,325,785	182,039,959
Cash and cash equivalents and restricted cash* at the end of the period	1,267,325,785	342,160,223	49,148,241	1,267,325,785	342,160,223	49,148,241

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	50,064,554	74,541,761	10,707,254	371,220,289	437,774,169	62,882,325

Deduct:
Other operating income	(5,362,471)	7,836,584	1,125,655	22,570,806	24,832,269	3,566,932
Interest income and other, net	18,544,966	13,804,787	1,982,934	49,659,928	66,088,425	9,493,008
Gains from investments in equity securities	-	1,213,137	174,256	3,091,278	77,050,188	11,067,567
Share of gain in equity investees, net of tax	-	483,062	69,388	141,666	1,550,228	222,676
Other income, net	-	-	-	36,723,048	2,690,742	386,501

Add:
Other operating expenses	5,667,699	3,124,942	448,870	5,946,226	3,286,652	472,098
Income tax expense	47,805,199	39,356,563	5,653,217	152,718,668	189,567,817	27,229,713
Share of loss in equity investees, net of tax	7,352,226	-	-	8,442,250	287,797	41,339
Interest expense	541,876	384,502	55,230	541,876	2,505,904	359,951
Share-based compensation	8,540,392	7,857,619	1,128,676	16,108,950	27,676,666	3,975,504
Depreciation and amortization	8,144,953	17,372,785	2,495,444	25,549,965	40,366,299	5,798,256
Losses from investments in equity securities	29,829,668	-	-	60,866,230	21,796,444	3,130,863
one-time fees and expenses	-	10,288,367	1,477,831	-	10,288,367	1,477,831
Asset impariment	-	32,759,437	4,705,599	-	32,759,437	4,705,599
Other expense, net	987,674	-	-	987,674	-	-
Adjusted EBITDA (Non-GAAP)	145,751,746	162,348,406	23,319,888	530,195,402	594,097,700	85,336,795

Exhibit 99.1

	Quarter Ended			Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	50,064,554	74,541,761	10,707,254	371,220,289	437,774,169	62,882,325

Deduct:
Government subsidies (net of 25% tax)	-	-	-	11,362,580	5,048,981	725,241
Gains from investments in equity securities (net of 25% tax)	-	909,853	130,692	2,318,459	57,787,642	8,300,675
Reimbursement related to the ADS program	-	-	-	9,271,648	-	-
Other income (net of 25% tax)	-	-	-	27,542,286	2,018,057	289,876

Add:
Share-based compensation	8,540,392	7,857,619	1,128,676	16,108,950	27,676,666	3,975,504
Losses from investments in equity securities (net of 25% tax)	22,372,251	-	-	45,649,672	16,347,333	2,348,147
Other expense (net of 25% tax)	740,756	-	-	740,756	-	-
one-off selling expense(net of 25% tax)	-	-	-	-	4,306,969	618,657
One-time attorney fees for M&A(net of 25% tax)	-	-	-	-	1,153,650	165,711
one-time fees and expenses (net of 25% tax)	-	7,716,275	1,108,374	-	7,716,275	1,108,374
Asset impariment	-	32,759,437	4,705,599	-	32,759,437	4,705,599
Income tax expenses related to dividend distribution outside PRC	23,345,894	7,905,075	1,135,493	23,345,894	19,845,708	2,850,658
Losses from joint venture closure	7,098,197	-	-	7,098,197	-	-
Core net income (Non-GAAP)	112,162,044	129,870,314	18,654,703	413,668,785	482,725,527	69,339,183

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.10	1.27	0.18	4.17	4.73	0.68
Class B ordinary share-basic and diluted	1.10	1.27	0.18	4.17	4.73	0.68

Exhibit 99.1

Operational Data

	As of December 31, 2018	As of December 31, 2019
Total hotels in operation:	2,757	3,957
Leased-and-owned hotels	29	34
Franchised hotels	2,728	3,923
Total hotel rooms in operation	221,529	290,026
Leased-and-owned hotels	3,734	4,290
Franchised hotels	217,795	285,736
Number of cities	290	339

	Quarter Ended
	As of December 31, 2018	As of December 31, 2019
Occupancy rate (as a percentage)
Leased-and-owned hotels	64.5%	66.6%
Franchised hotels	80.7%	78.4%
Blended	80.4%	78.2%
Average daily rate (in RMB)
Leased-and-owned hotels	212	203
Franchised hotels	163	169
Blended	164	170
RevPAR (in RMB)
Leased-and-owned hotels	137	135
Franchised hotels	132	133
Blended	132	133

	Year Ended
	2018	2019
Occupancy rate (as a percentage)
Leased-and-owned hotels	68.0%	66.1%
Franchised hotels	82.3%	81.1%
Blended	82.1%	80.9%
Average daily rate (in RMB)
Leased-and-owned hotels	205	211
Franchised hotels	163	169
Blended	164	170
RevPAR (in RMB)
Leased-and-owned hotels	139	140
Franchised hotels	134	137
Blended	135	137

Exhibit 99.1

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019
Luxury	/	20	/	4,556
Argyle	/	20	/	4,556
Mid-to-up-scale	109	264	11,422	23,816
GreenTree Eastern	87	105	9,487	11,263
Deepsleep Hotel (无眠酒店)	1	2	62	161
Gem	9	27	841	2,397
Gya	1	26	63	2,167
Vx	11	22	969	1,816
Ausotel	/	10	/	1,183
Urban Garden Hotel	/	69	/	4,557
Unistar Group	/	3	/	272
Mid-scale	2,300	2,563	195,125	209,966
GreenTree Inn	1,881	2,013	162,844	171,414
GT Alliance	302	314	23,607	24,141
GreenTree Apartment	/	7	0	333
Vatica	117	121	8,674	8,907
City 118 Selected	/	87	0	4,489
City Mini Selected	/	21	0	682
Economy hotels	348	1,110	14,982	51,688
Shell	348	541	14,982	23,617
City 118	/	501	/	25,404
Youth Mini Hotel	/	49	/	1,827
Monochrome	/	8	/	278
My Zone Hotel	/	11	/	562
Total	2,757	3,957	221,529	290,026

Exhibit 99.1

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail:ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com